EXHIBIT 99.2

Trust Agreement of Shareholding

The agreement was entered into between Yunnan Feishang Mining Co. Ltd and Yangpu Fengyu Industry Development Co. Ltd at Shenzhen on 5th September, 2007.

WHEREAS Yunnan Feishang Mining Co., Ltd. desires to entrust Yangpu Fengyu Industry Development Co., Ltd. 18% of the share capital interest of Hainan Nonferrous Metal Mining Co., Ltd (hereinafter referred to as “Hainan Nonferrous Metal”)

NOW, THEREFORE, in accordance with the Contract Law of the People’s Republic of China and regulations prescribed in other laws and regulations and in consideration of the principles of equality and mutual benefit and after friendly negotiation. The following agreements are reached:

1. Parties to the agreement

Party A: Yunnan Feishang Mining Co. Ltd (referred to as the “Grantor”)

Address: No.205 14th floor, Meiya Building, Renminzhong Road, Kunming

Legal representative: Jia Zhigang

Party B: Yangpu Fengyu Industry Development Co. Ltd (referred to as the “Trustee”)

Address: No.88 Yantian Village, Xinyingwan, Yangpu Economic Development District, Hainan Province.

Legal representative: Xie Yashi

2. Definitions and explanations

2.1 The glossaries contained in this agreement (including the quotations) denote the following meanings (except if there are different interpretations arising from the context).

“The Agreement”:

the trust agreement of shareholding entered into by the Grantor and the Trustee on 5th September, 2007.

“The Entrusted Shares”:

18% of the share capital interest in Hainan Nonferrous metal and its related rights (the “Shares”)

“Period of Trust”:

the effective period of the Agreement

2.2 Headings of the following articles are provided for the readers’ convenience only and shall not be interpreted as the meaning of the articles.

3. Entrust of Shares

3.1 Party B shall utilize the RMB12.24 million fund provided by Party A to pay up its capital contribution to Hainan Nonferrous Metal and shall jointly establish Hainan Nonferrous Metal Mining Co. Ltd. (hereinafter referred to as “Hainan Nonferrous Metal”) together with Hainan Jindi Industry Corporation, Party A and six other natural persons. The capital contributed by Party B shall account for 18% of the company’s registered capital.

3.2 Both parties hereby confirmed that Party A shall be the actual shareholder of the said 18% share capital interest in Hainan Nonferrous Metal. In accordance with the Company Law and the articles of association of Hainan Nonferrous Metal, Party A shall enjoy the shareholders’ rights and assume the obligations associated with the said 18% share capital interest in Hainan Nonferrous Metal.

3.3 Both parties hereby confirmed that Party B accepts to hold the Entrusted Shares in its name on behalf of Party A, and shall sign the founder shareholders agreement, articles of association of Hainan Nonferrous Metal, etc., with other relevant parties, for the purpose of registration with the industrial and commercial authoritiy.

4. Period of Trust

Both parties agreed that the period of trust shall be the effective period of the Agreement.

5. Bearing of Expenses

Both parities agreed that no fee shall be payable by Party A to Party B for the trust service. However, Party A shall bear all the relevant expenses and taxes incidental to the Entrusted Shares during the Period of Trust.

6. The rights and obligations of the Grantor

6.1 Party A shall pay Party B RMB12.24 million for capital contribution by Party B to Hainan Nonferrous Metal. The fund shall be recorded as capital contribution by Party B to Hainan Nonferrous Metal after it is confirmed by the capital verification agency.

6.2 As the actual capital contributor of Hainan Nonferrous Metal, Party A shall enjoy the following rights in accordance with laws and the articles of association of Hainan Nonferrous Metal:

a) Amend the company’s articles of association;

b) Increase or decrease the company’s registered capital; spin-off, merger, and dissolution of the company; or change the company’s legal form;

c) Appoint or remove the company’s directors and audit committee members.

d) The company’s profit appropriation plan;

e) Transfer in whole or in part of the share capital interest registered in the name of Party B;

f) Veto the transfer of share capital interest by other shareholders; and exercise of the pre-emptive rights;

g) Other shareholder’s rights prescribed in laws or the company’s articles of association, or the right on matters that have to be approved by the shareholders.

7. The rights and obligations of Party B

7.1 On any decision made by Party A with respect to matters listed in Article 6.2 of the Agreement, Party B shall make proposals to the Company, other shareholders, directors, audit committee members, the administrative authorities of industry and commerce and other relevant third parties, in its capacity as a shareholder and in accordance with Party’s A direction with the purpose of realizing the decision made by Party A.

7.2 Party B shall not be entitled to enjoy the shareholder’s benefits associated with the capital contribution. Party B shall pay all the income arising from the shareholding to Party A within five days of receipt.

7.3 During the Period of Trust, without Party A’s written consent, Party B shall not transfer or make use of the Entrusted Shares to provide any form of guarantee to third party or to settle debts or use for other purposes.

8. Confidentiality

8.1 Both parties shall keep confidentiality the content of this Agreement.

8.2 Either party shall not be bound by the confidentiality provisions if the disclosure is made under legal or mandatory obligations.

9. Governing laws

The conclusion, effectiveness, interpretation, execution of the agreement as well as the settlement of disputes shall be governed by the laws and regulations of the People’s Republic of China.

10. Alteration and termination of the agreement

Party A shall have the right to notify Party B the termination of this Agreement at any time and to direct the transfer of the Entrusted Shares to its own name or any nominee designated by Party A. Party B shall agree and sign the relevant documents unconditionally.

11. Liabilities for breach of agreement

11.1 Any party which is unable to fulfill the obligations as prescribed in the agreement shall constitute a breach of the agreement. The defaulting party shall bear the liabilities for breach of agreement and indemnify the non-defaulting party for economic losses.

11.2 Party B shall indemnify Party A for any losses arising from its deliberate or serious offence. Refusal to carry out Party A’s instructions or altering the instructions of Party A in dealing with the entrusted matters without its written consent shall be considered as deliberate or serious offence by Party B.

12. Settlement of disputes

12.1 When disputes arise, both parties shall settle the disputes through honest and credible negotiations. In the circumstance that the negotiations are unsuccessful, the matter in dispute shall be submitted to the China International Trade Arbitration Committee for arbitration. The arbitration will follow the current effective arbitration rules and that the location for the arbitration shall be in Shenzhen. The decision of the arbitration is final, and shall have the same binding force to both parties.

12.2 While settling the dispute, except for the obligations which are affected by the matter under dispute, both parties shall continue to fulfill the rest of the obligations prescribed in the agreement.

13. The effectiveness of the agreement and miscellaneous

13.1 The agreement shall come into effect once signed and sealed.

13.2 The agreement shall have two copies. Each party shall have one copy and both copies shall have the same legal binding force.

Settlor: Yunnan Feishang Mining Co. Ltd
Legal representative:	/s/ Jia Zhigang

Trustee: Yangpu Fengyu Industry Development Co. Ltd
Legal representative:	/s/ Xie Yashi